Exhibit 99.1

BiondVax Announces Receipt of $4.2 million through Exercise of Warrants

Jerusalem, Israel – May 20, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of the M-001 universal influenza vaccine candidate, today announced receipt of proceeds of approximately $4.2 million since January 1, 2020 through exercises of BiondVax warrants. The publicly traded warrants, which were issued to investors in connection with BiondVax’s initial public offering on Nasdaq in 2015, had an exercise price of $6.25, traded on Nasdaq under the symbol BVXVW, and expired May 15, 2020. Warrants issued to underwriters in connection with the initial public offering expired May 11, 2020.

As announced in January 2020, holders of outstanding warrants were permitted to exercise their warrants on either a cash or cashless basis. Following the warrants’ exercise and expiry, there are currently 11,353,634 outstanding BiondVax American Depositary Shares (“ADSs”). BiondVax ADSs are traded on Nasdaq under the symbol BVXV.

As filed in a 6-K with the SEC on April 30, 2020, BiondVax expects to file its Annual Report on Form 20-F for the year ended December 31, 2019 no later than June 14, 2020.

BiondVax’s pivotal, clinical efficacy, Phase 3 trial in Europe is ongoing. The trial, which is assessing M-001’s ability to provide clinical protection from any circulating influenza strain, is being conducted with 12,463 volunteers aged 50+ (with half aged 65+) over two flu seasons in 7 countries. Results of the Phase 3 trial continue to be expected by the end of 2020.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 7 completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, including a risk of delay in the availability of the top line results from our pivotal clinical efficacy Phase 3 trial for M-001, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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